Exhibit 99.1

NEW PACIFIC REPORTS FINANCIAL RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2026

VANCOUVER, BC, Nov. 3, 2026 /CNW/ - New Pacific Metals Corp. ("New Pacific" or the "Company") reports its financial results for the three months ended September 30, 2026. All figures are expressed in US dollars unless otherwise stated.

FISCAL 2027 Q1 HIGHLIGHTS

•	On August 21, 2026, the Company, through its Bolivian partner, signed the Administrative Mining Contracts ("AMCs") for its Carangas Silver-Gold Project (the "Carangas Project") with the Autoridad Jurisdiccional Administrativa Minera (Administrative Mining Jurisdictional Authority, or "AJAM"). The AMCs, which cover the approximately 39 km² of the Carangas Project, have a 30-year fixed term. The signed AMCs will now be submitted to the Plurinational Legislative Assembly of Bolivia for ratification and approval. Based on the existing agreement with its Bolivia partner, the Company owns 98% economic interest in the Carangas Project.
•	On August 14, 2026, the Company filed an updated independent preliminary economic assessment technical report for its Carangas Project titled "Carangas Project NI 43-101 Technical Report and Preliminary Economic Assessment" (the "Updated Carangas PEA Technical Report"). The Updated Carangas PEA Technical Report is effective July 16, 2026 and was independently prepared by Ausenco Engineering Canada ULC. ("Ausenco") in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). The Updated Carangas PEA Technical Report considers an increased throughput rate and the inclusion of the gold zone when compared to the previous preliminary economic assessment technical report dated September 5, 2024. See "Cautionary Note Regarding Results of Preliminary Economic Assessment". Highlights of the Updated Carangas PEA Technical Report are as follows:
•	Post-tax net present value ("NPV") (5%) of $2.65 billion and internal rate of return ("IRR") of 35.9% at base case metal prices of: $45.00/ounce ("oz") silver ("Ag"), $3,400/oz gold ("Au"), $1.20/pound ("lb") zinc ("Zn"), and $0.90/lb lead ("Pb");
•	19-year life of mine ("LOM"), excluding two-years of pre-production, producing approximately 195 million oz ("Moz") of payable Ag, 1.1 Moz of payable Au, 1,453 million pounds ("Mlbs") of payable Zn and 941 Mlbs of payable Pb, or 339.0 Moz silver equivalent ("AgEq"); and
•	Initial capital costs of $644.5 million and a post-tax payback of 2.4 years.

FINANCIAL RESULTS

Net loss attributable to equity holders of the Company for the three months ended September 30, 2026 was $1.42 million or $0.01 per share (the three months ended September 30, 2025 - net loss of $0.75 million or $0.00 per share). The Company's financial results were mainly impacted by the following items:

•	Working Capital: As of September 30, 2026, the Company had working capital of $35.94 million.
•	Operating expenses for the three months ended September 30, 2026 were $1.44 million (the three months ended September 30, 2025 - $1.32 million).
•	Income from investments for the three months September 30, 2026 were $0.32 million (the three months ended September 30, 2025 - $0.11 million).
•	Foreign exchange loss for the three months ended September 30, 2026 was $0.29 million (the three months ended September 30, 2025 - gain of $0.46 million).

PROJECT EXPENDITURE

The following schedule summarize the expenditures incurred by category for each of the Company's projects for the relevant periods:

Cost	Silver Sand	Carangas	Silverstrike	Total
Balance, June 30, 2025	$ 90,580,869	$ 21,353,851	$ 4,999,645	$ 116,934,365
Capitalized exploration expenditures
Reporting and assessment	765	519,339	-	520,104
Drilling and assaying	11,014	8,919	589	20,522
Project management and support	1,610,799	958,627	55,006	2,624,432
Camp service	899,749	154,812	19,458	1,074,019
Permit and license	6,359	42,203	-	48,562
Value added tax not claimed	176,952	21,178	965	199,095
Foreign currency impact	(527,807)	(181,714)	(36,361)	(745,882)
Balance, June 30, 2026	$ 92,758,700	$ 22,877,215	$ 5,039,302	$ 120,675,217
Capitalized exploration expenditures
Reporting and assessment	-	42,365	-	42,365
Drilling and assaying	-	1,868	-	1,868
Project management and support	291,326	747,881	8,316	1,047,523
Camp service	109,200	62,433	2,066	173,699
Permit and license	2,887	51,756	-	54,643
Value added tax not claimed	35,786	10,273	456	46,515
Foreign currency impact	17,838	4,427	1,335	23,600
Balance, September 30, 2026	$ 93,215,737	$ 23,798,218	$ 5,051,475	$ 122,065,430

SILVER SAND PROJECT

For the three months ended September 30, 2026, total expenditures of $0.44 million (three months ended September 30, 2025 - $0.51 million) were capitalized under the project.

CARANGAS PROJECT

For the three months ended September 30, 2026, total expenditures of $0.92 million (the three months ended September 30, 2025 - $0.17 million) were capitalized under the project.

SILVERSTRIKE PROJECT

For the three months ended September 30, 2026, total expenditures of $0.01 million (the three months ended September 30, 2025 - $0.02 million) were capitalized under the project.

MANAGEMENT DISCUSSION AND ANALYSIS

This news release should be read in conjunction with the Company's management discussion and analysis (the "MD&A") and the audited consolidated financial statements and notes thereto for the corresponding period, which have been filed with the Canadian Securities Administrators and are available under the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and on the Company's website at www.newpacificmetals.com.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company advancing two permitting stage precious metals projects in Bolivia. Its Silver Sand project in Potosí has the potential to become one of the world's largest silver mines. The Carangas Silver-Gold project in Oruro strengthens the Company's portfolio through scale, robust economics, and regional exploration potential. With near a decade of operating experience in Bolivia, New Pacific has earned the confidence of its stakeholders and shareholders.

For further information, please contact:

Peter Lekich, Director Investor Relations and Corporate Development

Phone: (604) 633-1368 Ext. 223
U.S. & Canada toll-free: 1 (877) 631-0593
E-mail: plekich@newpacificmetals.com

For additional information and to receive the Company news by e-mail, please register using New Pacific's website at www.newpacificmetals.com.

CAUTIONARY NOTE REGARDING RESULTS OF PRELIMINARY ECONOMIC ASSESSMENT

The results of the Updated Carangas PEA Technical Report are preliminary in nature and are intended to provide an initial assessment of the Carangas Project's economic potential and development options. The Updated Carangas PEA Technical Report mine schedule and economic assessment includes numerous assumptions and is based on both Indicated and Inferred Mineral Resources. Inferred resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the preliminary economic assessments described herein will be achieved or that the Updated Carangas PEA Technical Report results will be realized. The estimate of Mineral Resources may be materially affected by geology, environmental, permitting, legal, title, socio-political, marketing or other relevant issues. Bolivia has recently experienced significant social unrest, including protests and blockades that led to a government-declared state of emergency. The Company's projects have also previously been affected by illegal artisanal and small-scale mining activity, which resulted in disruption to operations. Such political and social instability could adversely affect the assumptions underlying the Updated Carangas PEA Technical Report, including anticipated permitting timelines, construction schedules, and operating costs. Mineral resources are not Mineral Reserves and do not have demonstrated economic viability. Additional exploration will be required to potentially upgrade the classification of the Inferred Mineral Resources to be considered in future advanced studies. The pit design for the deeper gold zone requires mining of waste (waste stripping) on Mining Concessions in the southern portion of the planned open pit that do not belong to the Company. These concessions include approximately 1.85% of the mineral resources that have been included in the economic analysis for the Updated Carangas PEA Technical Report. These Concessions are held by the state of Bolivia and are not currently available for tenure. Although the Company is actively working with the Bolivian government to obtain them, there is no certainty that such concessions will be obtained or that a mining agreement will be entered into on acceptable terms. Failure to obtain such concessions, or to enter into a mining agreement on them could cause the Company to reevaluate the pit design and the outcome of the Updated Carangas PEA Technical Report. Ausenco Engineering Canada ULC ("Ausenco") (Processing Plant, Infrastructure, Tailings, Water Management, Environment, Cost Estimate) was contracted to prepare the PEA in cooperation with SLR Canada (minerals resources), Moose Mountain Technical Services (mining), and JJ Metallurgical Services (Metallurgy). The qualified persons for the Updated Carangas PEA Technical Report are Mr. Anderson Candido, FAusIMM, Principal Geologist with SLR Mr. Jinxing Ji, P.Eng., Metallurgist with JJ Metallurgical Services, Mr. Kevin Murray, P.Eng., Principle Process Engineer with Ausenco, Mr. Scott Elfen, PE, SME, and Global Technical Lead (Geotechnical) with Ausenco, Mr. James Millard, P. Geo., Director, Strategic Projects with Ausenco, and Mr. Marc Schulte, P.Eng., Mining Engineer with Moose Mountain Technical Services. All qualified persons for the Updated Carangas PEA Technical Report have reviewed and verified the disclosure of the Updated Carangas PEA Technical Report herein. The mineral resource estimate contained in the Updated Carangas PEA Technical Report is based on the Carangas MRE with an effective date of August 25, 2023, with a re-statement on March 31, 2026. Mineral Resources are constrained by an optimized pit shell at a metal price of $41.00/oz Ag, $3,300.00/oz Au, $1.00/lb Pb, $1.30/lb Zn, $4.00/lb Cu, recovery of 81.6% Ag, 93.4% Au, 73.4% Pb, 66.9% Zn, 38.7% Cu and Cut-off grade of 30 g/t AgEq. Assumptions made to derive a cut-off grade included mining costs, processing costs, and recoveries were obtained from comparable industry situations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Except for statements of historical facts relating to the Company, certain information contained herein constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws (collectively, "forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "goals", "forecast", "budget", "potential" or variations thereof and other similar words, or statements that certain events or conditions "may", "could", "would", "might", "will" or "can" occur. Forward-looking statements include, but are not limited to: statements regarding the Company's financial results and the results of the Updated Carangas PEA Technical Report.

Forward-looking statements are based on a number of estimates, assumptions, beliefs, expectations and opinions of management on the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include fluctuating equity prices, bond prices and commodity prices; calculation of resources, reserves and mineralization; general economic conditions; foreign exchange risks; interest rate risk; foreign investment risk; loss of key personnel; conflicts of interest; dependence on management; uncertainties relating to the availability and costs of financing needed in the future; environmental risks; operations and political conditions; the regulatory environment in Bolivia and Canada; risks associated with community relations and corporate social responsibility; and other factors described in the MD&A, under the heading "Risk Factors", in the Company's most recent annual information form and its other public filings. The foregoing is not an exhaustive list of the factors that may affect any of the Company's forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates, assumptions, beliefs, expectations and opinions include, but are not limited to, those related to the Company's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company's ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of the Mining Production Contract with Corporación Minera de Bolivia by the Plurinational Legislative Assembly of Bolivia; the ability of the Company's Bolivian partner to convert the exploration licenses at the Company's Carangas project to Administrative Mining Contract; the ability of the Company to obtain national recognition of its Carangas project's proposed "State of Necessity" designation; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this news release are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. All forward-looking statements in this news release are qualified by these cautionary statements. Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law. These forward-looking statements are made as of the date of this news release.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. All mining terms used herein but not otherwise defined have the meanings set forth in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). Unless otherwise indicated, the technical and scientific disclosure herein has been prepared in accordance with NI 43-101, which differs significantly from the requirements adopted by the United States Securities and Exchange Commission.

Accordingly, information contained in this news release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Additional information relating to the Company, including the Company's annual information form, can be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company's website at www.newpacificmetals.com.

View original content to download multimedia:https://www.prnewswire.com/news-releases/new-pacific-reports-financial-results-for-the-three-months-ended-september-30-2026-302928456.html

SOURCE New Pacific Metals Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/November2026/03/c3151.html

%CIK: 0001369085

CO: New Pacific Metals Corp.

CNW 17:05e 03-NOV-26